SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. __)

Filed by the registrant **:**

Filed by a party other than the registrant **9**

Check the appropriate box:

9 Preliminary proxy statement

: Definitive proxy statement

9 Definitive additional materials

9 Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

IMPERIAL INDUSTRIES, INC.

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of filing fee (Check the appropriate box):

☒ No fee required

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11

(1) Titles of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transactions applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined:

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount previously paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

IMPERIAL INDUSTRIES, INC.

1259 Northwest 21st Street
Pompano Beach, Florida 33069

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 23, 2005

TO THE STOCKHOLDERS OF IMPERIAL INDUSTRIES, INC.

NOTICE is hereby given that the Annual Meeting of Stockholders of Imperial Industries, Inc., a Delaware corporation (the "Company") will be held at the law offices of Legon, Ponce & Fodiman, P. A., 1111 Brickell Avenue, Suite 2150, Miami, Florida, on Monday, May 23, 2005 at 10:00 A.M., for the following purposes:

1. To elect two (2) Class I directors for a term of three (3) years;

2. To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

These items are fully discussed in the proxy statement that is attached to and made a part of this Notice of Annual Meeting. Only stockholders of record at the close of business on April 8, 2004 shall be entitled to receive notice of, and to vote at, the Annual Meeting, or any postponements or adjournments thereof. A complete list of the stockholders entitled to vote at the Annual Meeting will be available for inspection at the offices of the Company for ten (10) days prior to the Annual Meeting.

The Company requests that you vote your shares as promptly as possible. Whether or not you expect to attend the Annual Meeting, please vote, date, sign, and return the enclosed proxy as promptly as possible to assure representation of your shares at the meeting. You may revoke your proxy at any time prior to its exercise by written notice to the Company prior to the Annual Meeting, or by attending the Annual Meeting in person and voting.

By Order of the Board of Directors

Howard L. Ehler, Jr.
Secretary

Pompano Beach, Florida
April 11, 2005

YOUR VOTE IS IMPORTANT. ACCORDINGLY, YOU ARE ASKED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

IMPERIAL INDUSTRIES, INC.

1259 Northwest 21st Street
Pompano Beach, Florida 33069

_____

PROXY STATEMENT
_____

ANNUAL MEETING OF STOCKHOLDERS
MAY 23, 2005

This Proxy Statement relates to the Annual Meeting of the stockholders (the "Annual Meeting") of Imperial Industries, Inc., a Delaware corporation (the "Company") to be held at 10:00 A.M., local time, on Monday, May 23, 2005 at the law offices of Legon, Ponce & Fodiman, P. A., 1111 Brickell Avenue, Suite 2150, Miami, Florida, and at any and all postponements or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting.

We will begin sending this Proxy Statement, the attached Notice of Annual Meeting and the accompanying Proxy Card to our stockholders who are entitled to vote at the Annual Meeting on or about April 12, 2005.

Why This Proxy Statement is Being Sent

This Proxy Statement and the enclosed Proxy Card are being sent to you because the Company's Board of Directors is soliciting proxies from stockholders to vote at the Annual Meeting. This Proxy Statement summarizes the information you need to know to vote at the Annual Meeting. If you do not wish to attend the Annual Meeting to vote your shares, you may instead complete, date, sign and return the enclosed Proxy Card to vote.

What is Being Voted on at the Annual Meeting

The Company's Board of Directors is asking stockholders to vote on one matter:

- The election of two Class I directors for a term of three years.

The Company does not currently know of any other matter that will be acted upon at the Annual Meeting.

Who may attend the Meeting

Subject to space availability, all stockholders of record on the Record Date, or their duly appointed proxies, may attend the Annual Meeting. Since seating is limited, admission to the Annual Meeting will be on a first come, first served basis. Registration and seating will begin at 9:00 a.m. If you attend, please note that you may be asked to present valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting.

Please also note that if you hold your shares in "street name" (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the Record Date and check in at the registration desk at the Annual Meeting.

Who May Vote

Stockholders who owned common stock at the close of business on April 8, 2005 are entitled to vote at the Annual Meeting (the "Record Date"). On the Record Date, we had issued and outstanding 2,414,341 shares of common stock. Common stock is the only issued and outstanding class of voting stock. You do not have cumulative voting rights. You have one vote for each share of common stock that you own.

Votes Needed for a Quorum

A majority of the shares of common stock that are issued and outstanding on the Record Date must be present or voted by proxy for a quorum at the Annual Meeting. If you return your Proxy Card or attend the Annual Meeting in person, your common stock will be counted for the purpose of determining whether a quorum exists, even if you wish to abstain from voting on any or all of the matters presented at the Annual Meeting. In determining whether a quorum exists at the Annual Meeting, all votes "for" or "against," as well as abstentions will be counted. Broker non-votes will also be counted as present or represented for the purpose of determining whether a quorum is present for the transaction of business. If you hold your common stock through a broker, bank or other nominee, generally the nominee may only vote the common stock which it holds for you in accordance with your instructions. We do not count abstentions or broker non-votes as "for" or "against" any proposal.

If a quorum is not present at the Annual Meeting, no official business can be conducted. However, if a quorum is not present or represented at the Annual Meeting, the stockholders who do attend the Annual Meeting in person or who are represented by proxy, may adjourn the Annual Meeting until a quorum is present or represented. At any adjournment where there is a quorum, any business may be transacted that might have been transacted at the original meeting.

How You May Vote by Proxy

A proxy is a person you appoint to vote on your behalf. Because many of our stockholders are unable to attend the Annual Meeting in person, the Board of Directors solicits proxies by mail to give each stockholder an opportunity to vote on all matters that will come before the Annual Meeting. In order to ensure that your vote will be recorded, you are urged to:

- Read this Proxy Statement carefully;

- Specify your choice on each matter by marking the appropriate box on the enclosed Proxy Card; and

- Sign, date and return the Proxy Card in the enclosed envelope.

By signing the Proxy Card, you will be designating S. Daniel Ponce and Howard L. Ehler, Jr. as your proxies. They may act together or individually on your behalf and will have the authority to appoint a substitute to act as proxy. They will vote your shares in accordance with your directions. However, if you sign and return the Proxy Card without instructions marked on it, it will be voted FOR each of the nominees for Class I director listed on the Proxy Card. If any other matter is validly presented at the Annual Meeting, your proxies will vote in accordance with their best judgment. We do not currently know of any other matter that will be acted on at the Annual Meeting.

How You Can Revoke Your Proxy

You may revoke your proxy at any time prior to the Annual Meeting by doing any of the following:

- giving written notice of its revocation to the Company,

- by submission of another duly executed proxy dated after the Proxy Card to be revoked, or

- by attending the Annual Meeting and voting in person.

Your mere presence at the Annual Meeting will not revoke the prior appointment.

Vote Required

Each stockholder is entitled to one vote for each share of common stock registered in his name on the Record Date for each matter brought before the stockholders at the Annual Meeting.

The two nominees for Class I director receiving the highest number of votes will be elected for the term of such directorships. A properly executed proxy marked "Withhold Authority" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated. However, it will be counted for purposes of determining whether there is a quorum.

If you hold your shares in "street name" through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon. Thus, if you do not give your broker or nominee specific instructions, your shares may not be voted on those matters and will not be counted in determining the number of shares necessary for approval. Shares represented by such "broker non-votes" will however, be counted in determining whether there is a quorum.

Voting is Confidential

Proxy Cards, ballots and tabulations that identify individual stockholders are confidential. Only the inspectors of election and certain of our employees associated with processing Proxy Cards and counting votes have access to your Proxy Card. Additionally, all comments directed to the Company (whether written on the Proxy Card or elsewhere) remain confidential, unless you ask that your name be disclosed.

The Company Pays the Cost of Solicitation of Proxies

Your proxy is being solicited by the Board of Directors of the Company. The Company will pay all expenses associated with this proxy solicitation. Such costs include preparing, printing, assembling and mailing the Notice of Annual Meeting, the Proxy Statement and the Proxy Card, as well as all costs of soliciting proxies. We will primarily solicit proxies by mail. However, our officers, directors and regular employees may solicit by telephone, facsimile transmission, e-mail or in person. Such officers, directors and employees would not receive additional compensation. We will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record by such persons and we will reimburse such persons, including our transfer agent, for their reasonable out-of-pocket expenses in forwarding such materials. We may retain the services of a proxy solicitation firm to solicit proxies and will pay all reasonable costs associated with such firm.

STOCK OWNERSHIP

The following table sets forth certain information as of March 31, 2005 with respect to the beneficial ownership of the Company's common stock by (i) each director or nominee for director of the Company, (ii) each Named Executive Officer, (iii) each person known to the Company to own more than 5% of such shares, and (iv) all executive officers and directors as a group. (Except as otherwise provided herein, the information below is supplied by the holder):

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percent of Shares Beneficially Owned
Lisa M. Brock	184,059 (3)	7.6%
Stephen C. Brown	12,500	0.5%
Howard L. Ehler, Jr.	85,685 (4)	3.5%
Nadine Gramling	—	—%
S. Daniel Ponce	135,734 (5)	5.6%
Milton J. Wallace	69,925 (6)	2.9%
Morton L. Weinberger	67,302 (7)	2.8%
All directors and officers as a group (8 persons)	566,733 (8)	22.7%

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(1) Except as set forth herein, all securities are directly owned and the sole investment and voting power are held by the person named. Unless otherwise indicated, the address for each beneficial owner is the same as the Company.

(2) The percent of class for common stockholders is based upon 2,414,341 shares of common stock outstanding and such shares of common stock such individual has the right to acquire within 60 days upon exercise of options or warrants that are held by such person (but not those held by any other person).

(3) Includes 16,250 shares of common stock issuable upon exercise of stock options.

(4) Includes 14,391 shares of common stock issuable upon exercise of stock options.

(5) Includes 16,250 shares of common stock issuable upon exercise of stock options.

(6) Includes 16,250 shares of common stock issuable upon exercise of stock options.

(7) Includes 16,250 shares of common stock issuable upon exercise of stock options.

(8) Includes 83,416 shares of common stock issuable upon exercise of stock options.

Section 16(a) Beneficial Ownership Reporting Requirements

The Company's officers and directors are required to file Forms 3, 4 and 5 with the Securities and Exchange Commission in accordance with Section 16(a) of the Securities and Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder. Based solely on a review of such reports furnished to the Company as required by Rule 16(a)-3, the following officers and directors failed to file certain of its reports required thereunder in the time required: Stephen Brown filed his Form 3 late; S. Daniel Ponce filed one Form 4 one day late reporting one sale transaction; Lisa Brock filed one Form 4 late reporting shares received as an inheritance and six subsequent sale transactions; and Howard L. Ehler filed one Form 4 one day late reporting one sale transaction.

BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors is currently divided into three classes, each class having three year terms that expire in successive years. Directors hold office until the expiration of their respective terms and until their successors are elected or until death, resignation or removal.

Shareholder Communications

Shareholders wishing to communicate with the Board of Directors may do so by writing to the Corporate Secretary, Imperial Industries, Inc. 1259 Northwest 21st Street, Pompano Beach, Florida 33069. The mailing envelope should contain a notation indicating that the enclosed letter is a Shareholder-Board Communication; otherwise the Corporate Secretary will make such determination in his discretion. All such letters must identify the author as a shareholder and clearly state whether the intended recipients are all members of the Board of Directors or certain specified individual directors. The Corporate Secretary will make copies of all such letters and circulate them to the appropriate director or directors.

Board Attendance.

The Board of Directors conducts its business through meetings of the Board and through its committees. Each Director is expected to dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties, including attending meetings of the shareholders of the Company, the Board and committees of which he or she is a member. The Board of Directors met five (5) times in fiscal 2004. Each director attended all of the Board of Directors meetings in 2004.

The Board does not have a formal policy with respect to members of the Board of Directors attendance of annual stockholder meetings. However, each Board member attended the Company's annual stockholder's meeting held in May 2004 and it is expected that all directors will attend the 2005 Annual Stockholders Meeting as well.

Committees of the Board

The Board has established a number of standing committees to assist it in the discharge of its responsibilities. The Board has standing Compensation and Stock Option and Audit Committees. The principal responsibilities of each standing committee are described below. Any action taken by a committee of the Board is reported to the Board of Directors, usually at the next Board meeting.

Compensation and Stock Option Committee: The Compensation and Stock Option Committee (the "Compensation Committee"), composed of Ms. Brock, as Chairman, and Messrs. Ponce and Weinberger, met three (3) times in fiscal 2004. Each member attended all of the meetings. On March 15, 2005, Mr. Wallace was appointed to serve on the Compensation Committee. The Compensation Committee reviews the Company's general compensation policies and procedures; establishes salaries and benefit programs for the Chief Executive Officer and other executive officers of the Company and its subsidiaries; reviews, approves and establishes performance targets and awards under incentive compensation plans for its executive officers; and reviews and approves employment agreements. The Compensation Committee also administers the Company's Employee Stock Option Plan and has the authority to determine, among other things, to whom to grant options, the amount of options, the terms of options and the exercise prices thereof.

Audit Committee: In fiscal 2004 through October 2004, the Audit Committee was composed of Mr. Weinberger, as Chairman and Messrs. Ponce and Wallace. In November 2004, the Audit Committee was restructured in order to satisfy the audit committee independence rules of the SEC and the NASDAQ Stock Market. Commencing November 1, 2004, the Audit Committee is composed of Mr. Weinberger, as Chairman, Mr. Wallace and Ms. Brock. The Audit Committee met four (4) times during 2004. Every member attended all of the meetings during their respective periods of service on the Audit Committee. The Audit Committee assists the Board of Directors in its general oversight of the Company's financial reporting, internal controls and audit functions. Mr. Weinberger has been designated as the "audit committee financial expert" and is considered independent as that term is defined by the listing standards of the NASDAQ Stock Market, promulgated by the National Association of Securities Dealers, Inc. For further information regarding the Audit Committee, see " Report of the Audit Committee" on Page 10.

Nominations to the Board of Directors.

The Company does not maintain a Nominating Committee. The Board of Directors has determined that it is in the best interest of the Company that the entire Board takes the appropriate actions that would normally be delegated to such a committee. Accordingly, each member of the Board of Directors participates in the consideration of director nominees. The Board of Directors does not have a separate nominating committee charter. A majority of the Company's Board of Directors is independent as that term is as defined by the listing standards of the NASDAQ Stock Market, promulgated by the National Association of Securities Dealers, Inc.

The Board of Directors considers candidates for Board membership suggested by its members, as well as management and stockholders. A stockholder who wishes to recommend a prospective nominee for the Board should notify the Company's Corporate Secretary or any member of the Board of Directors in writing with whatever supporting material the stockholder considers appropriate.

Once the Board of Directors has identified a prospective nominee, the Board would make an initial determination as to whether to conduct a full evaluation of the candidate. This information is based on whatever information is provided to the Board with the recommendation of the prospective candidate, as well as the Board's own knowledge of the prospective candidate. This information may be supplemented by inquires to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the prospective nominee can satisfy the evaluation factors described below. If the Board determines that additional consideration is warranted, it may request a third party search firm to gather additional information about the prospective nominee's background and experience and report its findings to the Board. The Committee would then evaluate the prospective nominee based on the following criteria:

- The ability of the prospective nominee to represent the interests of the shareholders of the Company, rather than any special interest or constituency;

- The prospective nominee's standards of integrity, commitment and independence of thought and judgment;

- The prospective nominee's ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties, including the prospective nominee's service on other public company boards;

- The extent to which the prospective nominee contributes to the range of talent, skill and expertise appropriate for the Board; and

- Be free from interests that would present the appearance of being adverse to, or conflict with, the interests of the Company.

The Board also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors and the need for Audit Committee expertise. After completing the evaluation process, the Board would determine the nominees to the Board.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2004, the Compensation Committee consisted of Ms. Brock and Messrs. Ponce and Weinberger. None of these directors has been an officer or employee of the Company or its subsidiaries during the last ten years. There are no other relationships required to be disclosed pursuant to applicable Securities and Exchange Commission rules and regulations.

Directors' Compensation*:*

Directors who are officers or employees of the Company receive no additional compensation for their service as members of the Board of Directors. During the year ended December 31, 2004, each non-employee director received an annual retainer of $6,000, payable in quarterly installments. Directors are also reimbursed for expenses which may be incurred by them in connection with the business and affairs of the Company.

During 2004, each of Mr. Weinberger, Ms. Brock and Mr. Wallace were parties to consulting agreements with the Company whereby each director provided various management consulting services to the Company. Mr. Wallace and Ms. Brock received monthly fees of $833. Mr. Weinberger received a monthly fee of $2,500 for continued assistance on accounting issues and procedures and controls in connection with his role as Chairman of the Audit Committee. The consulting agreements were terminated as of November 1, 2004.

Effective with fiscal year 2005, each director will receive an annual retainer of $6,000 for service on the Board of Directors. Mr. Weinberger will receive $42,000 per year for service as chairman of the Audit Committee and an additional $6,000 per year for service on the Compensation Committee. Ms. Brock will receive $6,000 per year for service as Chairman of the Compensation Committee and an additional $10,000 annually for service on the Audit Committee. Mr. Wallace will receive $10,000 per year for service on the Audit Committee and $6,000 per year for service on the Compensation Committee.

Non-employee directors are also eligible to receive discretionary grants of options under the Directors Stock Option Plan ("Directors Plan"). Stock options for 6,250 shares were granted to each of the non-employee directors during 2004.

The Company is establishing a deferred compensation arrangement for certain individuals affiliated with the Company, including Mr. Ponce. Pursuant to the deferred compensation arrangement, Mr. Ponce is entitled to receive $30,000 of deferred compensation per year for a period of five (5) years commencing with fiscal 2004. See, "Deferred Compensation Arrangement" below under "Executive Compensation" for a more complete description of the deferred compensation arrangement. In addition, the Company provides Mr. Ponce with the use of a Company car at a current cost of approximately $1,000 per month, including insurance and maintenance.

Management Matters

The are no current arrangements nor understandings known to the Company between any of the directors, nominees for director or the executive officers of the Company and any other person pursuant to which any such person was elected as a director or appointed as an executive officer. Except as otherwise stated herein, there are no family relationships between any directors, nominees for director, or executive officers of the Company. S. Daniel Ponce and Lisa M. Brock are cousins.

ELECTION OF DIRECTORS

Pursuant to our Certificate of Incorporation, our Board of Directors is currently divided into three classes, with one class standing for election each year for three year terms. The term of one director will expire at the Annual Meeting. In addition, the Board of Directors is proposing to increase the size of the Board by one additional member. The Certificate of Incorporation provides that in such event the new nominee would be designated in a class which would most accurately balance the number of directors in each class. As such, the new nominee has been designated to become a Class I director if elected by the stockholders. Accordingly, the terms of the two nominees listed below, if elected at the Annual Meeting, will expire at the 2008 annual meeting. The terms of the other current directors listed below will expire at the 2006 and 2007 annual meeting as indicated.

The two persons designated by the Board of Directors as nominees for election as directors with terms expiring at the 2008 annual meeting are Howard L. Ehler, Jr. and Nadine Gramling.

The nominees for Class I Director receiving the greatest number of affirmative votes of the shares of Common Stock represented at the Annual Meeting will be elected as Directors. Stockholders are not entitled to cumulate their votes for the election of the Class I directors.

Unless a contrary direction is indicated, it is intended that proxies received will be voted for the election as directors of the two nominees to serve for three year terms expiring at the 2008 annual meeting, and in each case until their successors are elected and qualified. In the event any nominee for director declines or is unable to serve, the proxies may be voted for a substitute nominee selected by the Board of Directors. The Board of Directors expects that each nominee named in the following table will be available for election.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* ALL NOMINEES

Name	Age	Position with the Company or Principal Occupation	Served as Director since
Nominees for directors for three year terms ending in 2008			
Howard L. Ehler, Jr.	61	Principal Executive Officer, Executive Vice President and Chief Financial Officer	2000
Nadine Gramling	59	Vice President Lifestyles Home Solutions, Inc.	—
Directors Continuing in Office until 2006:			
Milton J. Wallace(1)(2)	69	Vice Chairman of Preferred Care Partners Holding Corp.	2000
Morton L. Weinberger(1)(2)	76	Certified Public Accountant; Self-employed management consultant	1988
Directors Continuing in Office until 2007			
Lisa M. Brock(1)(2)	46	Retired; Formerly Vice President of the Company's subsidiaries, Premix-Marbletite Manufacturing Co. and Acrocrete, Inc.	1988
S. Daniel Ponce(2)	56	Chairman of the Board of the Company; Shareholder of the law firm Legon, Ponce & Fodiman, P. A.	1988

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(1) *Member of Audit Committee*
(2) *Member of Compensation Committee*

Lisa M. Brock. Ms. Brock was employed by the Company and its subsidiaries, Premix-Marbletite Manufacturing Co. and Acrocrete, Inc., as Vice President for over five (5) years until December 1994, when she retired.

Howard L. Ehler, Jr. Mr. Ehler has been Principal Executive Officer of the Company since March 1990 and Executive Vice President, Chief Financial Officer and Secretary of the Company since April 1988. Prior thereto, he was Vice President, Chief Financial Officer and Assistant Secretary of the Company for over five years. In August 2004, Mr. Ehler assumed the positions of President of the Company's subsidiaries Premix-Marbletite Manufacturing Co. and Acrocrete, Inc. while maintaining his other positions with the Company.

Nadine Gramling. Ms. Gramling has served as Vice President of Lifestyles Home Solutions, Inc., a real estate holding company since 2003. Ms. Gramling has also been the owner of Gramling Enterprises, Inc, d/b/a Active Professionals, a property management consulting company since 2002. From 1978 until 2000, Ms. Gramling was President and Chief Executive Officer of Southeastern Metals Manufacturing Co., Inc., a manufacturer and distributor of metal products for the building construction industry. Ms. Gramling served on the Board of Directors of SouthTrust Bank from 2002 until the bank was sold in 2004.

S. Daniel Ponce. Mr. Ponce has been Chairman of the Board of the Company since 1988. Mr. Ponce has been engaged in the practice of law for over thirty (30) years and is currently a shareholder in the law firm of Legon, Ponce & Fodiman, P. A. During 2002, Mr. Ponce served as special counsel to then United States Senator Bob Graham. Mr. Ponce is a member of the Board of Directors of the University of Florida Foundation, Inc. and serves as a member of its finance and audit committees. He is also a non-practicing certified public accountant.

Milton J. Wallace. Mr. Wallace has been Vice Chairman of Preferred Care Partners Holding Corp. f/k/a Excalibur Health Systems, Inc., a health care provider service organization since 2003. He has also been Chairman of the Board of Renal CarePartners, Inc., a kidney dialysis provider since 2002 and Chief Executive Officer of such company since 2004. Mr. Wallace has been a practicing attorney in Miami for over forty (40) years and is currently of counsel to the law firm of Legon, Ponce & Fodiman, P. A. He was a co-founder and Chairman of the Board of Renex Corp, a provider of dialysis services, from 1993 through February 2000, when Renex Corp. was acquired by National Nephrology Associates, Inc. Mr. Wallace was Chairman of the Board of Med/Waste, Inc., a provider of medical waste management services until February 13, 2002 when such company filed for bankruptcy under Chapter 7 of the federal Bankruptcy Code. He is a director of several private companies.

Morton L. Weinberger, CPA. Mr. Weinberger, a certified public accountant, has been self-employed as a consultant to various professional organizations for the past eighteen (18) years. For the previous twenty-five years, he was engaged in the practice of public accounting. During such period, he was a partner with Peat Marwick Mitchell & Co., now known as KPMG, and thereafter, a partner of BDO Seidman, both public accounting firms.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

This Report concerns the Audit Committee's activities regarding oversight of the Company's financial reporting and auditing process. The Company's Audit Committee is comprised of three non-employee members of the Company's Board of Directors and operates under a written charter adopted by the Audit Committee and approved by the Board of Directors. The complete text of the Audit Committee Charter is attached Annex I to the Company Proxy Statement for its annual meeting of stockholders for 2004. The composition of the Audit Committee, the attributes of its members and the responsibilities of the Audit Committee, are as reflected in the Audit Committee Charter.

All three current members of the Audit Committee are independent as defined by the listing standards of the NASDAQ Stock Market, promulgated by the National Association of Securities Dealers, Inc.

As set forth in more detail in the Audit Charter, the Audit Committee's primary responsibilities fall into three broad categories:

- *Financial Reporting Oversight*. The Audit Committee is charged with monitoring the preparation of quarterly and annual financial statements by the Company's management, including discussions with management and the Company's independent auditors about draft annual financial statements and other accounting and reporting matters.

- *Independent Auditor Relationship*. The Audit Committee is responsible for matters concerning the relationship between the Company and its independent auditors, including recommending their appointment or removal; reviewing the scope of their audit services and
- related fees, as well as other services being provided to the Company; and determining whether such auditors are independent; and

- *Internal Controls Oversight*. The Audit Committee oversees management's implementation of effective systems of internal controls, including review of policies relating to regulatory compliance, ethics and conflicts of interest.

During the year ended December 31, 2004, the Audit Committee met four (4) times. The Audit Committee schedules its meetings with a view to ensuring that it is able to devote sufficient time and attention to all of its tasks. The meetings were designed to facilitate and encourage private communications between the members of the Audit Committee, management and the Company's independent auditors, PricewaterhouseCoopers, LLP. In addition to formal meetings of the Audit Committee, the Chairman of the Audit Committee meets regularly with the Company's management and accounting staff to review financial reporting and internal controls, as well as with the Company's independent auditors. The Chairman then reports to the Audit Committee on his findings. The Audit Committee reports on its activities to the full Board of Directors, usually at the next Board meeting.

The Company's management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles and internal controls. PricewaterhouseCoopers, LLP. is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

The functions of the Audit Committee are not intended to duplicate, or to certify, the activities of management and the independent auditors. The Audit Committee provides a Board-level oversight role, in which it provides advice, counsel and direction to management and the auditors on the basis of the information it receives, discussions with management and the auditors, and the experience of the Audit Committee's members in business, financial and accounting matters.

In overseeing the preparation of the Company's consolidated financial statements, the Audit Committee met with both management and representatives of PricewaterhouseCoopers, LLP. to review and discuss all annual financial statements and quarterly operating results prior to their issuance and to discuss significant accounting issues. During fiscal 2004, management advised the Audit Committee that all financial statements were prepared in accordance with generally accepting accounting principles and reviewed significant accounting and disclosure issues with the Audit Committee. The Audit Committee's review included discussion with the independent auditors of matters required to be discussed pursuant to *Statement on Auditing Standards No. 61, "Communication with Audit Committees,'* including the quality of the Company's accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

PricewaterhouseCoopers, LLP., also provided the Audit Committee with the written disclosures required by Independence Standards Board *Standard No. 1, "Independence Discussions with Audit Committees."* The Audit Committee discussed the independence of PricewaterhouseCoopers, LLP., including the compatibility of non-audit services provided by such firm with its independence to the Company.

In addition, the Audit Committee reviewed the effectiveness of the Company's internal control structure. As part of this process, the Audit Committee continued to monitor the scope and adequacy of the Company's internal auditing program, reviewing staffing levels and steps taken to implement recommended improvements in internal procedures and controls.

Based upon the above described reviews and the Audit Committee's discussions with management and PricewaterhouseCoopers, LLP., the Audit Committee recommended that the Board of Directors include the audited financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2004 for filing with the Securities and Exchange Commission. The Audit Committee has not yet made a recommendation as to the independent auditors for the Company's financial statements for the fiscal year ending December 31, 2005.

Respectfully Submitted,

Audit Committee
Morton L. Weinberger, Chairman
Lisa M. Brock
Milton J. Wallace

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The following report of the Compensation Committee, and the Stock Performance Graph included elsewhere in this Proxy Statement do not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

The Company's executive compensation program is administered by the Compensation Committee of the Company's Board of Directors. The Compensation Committee is comprised entirely of outside, non-employee directors, whose role is to review and approve salaries and other compensation of the executive officers of the Company. The Compensation Committee also reviews and approves various other Company compensation policies and matters and administers each of the Company's stock option plans, including the review and approval of stock option grants to the executive officers of the Company.

Compensation Policies Applicable to Executive Officers

The primary goal of the Compensation Committee is to establish a relationship between executive compensation and the creation of shareholder value, while motivating and retaining key employees. The Company's compensation program for executives consists of two key components:

- Cash compensation, consisting of (a) a base salary and (b) performance-based annual cash bonuses related to corporate profitability and individual accountability; and

- Long-term incentive compensation through the periodic grant of stock options.

The Company believes that this approach best serves the interests of the Company and its stockholders. The base salary enables the Company to meet the requirements of the highly competitive industry environment, while ensuring that executive officers are compensated in a way that advances both the short and long term interests of stockholders. Cash bonuses are intended to reward executive officers for meeting or exceeding corporate performance goals, as measured by financial results and other quantitative events. Stock options and restricted stock awards relate a significant portion of long-term remuneration directly to stock price appreciation realized by all of the Company's shareholders.

Base Salary

The Compensation Committee is responsible for establishing base salaries for the Company's executive officers, as well as changes in such salaries (other than as required by contracts). The Compensation Committee considers such factors as competitive industry salaries; a subjective assessment of the nature of the position; the contributions and experience of such officer and the length of the officer's service with the Company.

The Compensation Committee annually establishes an executive's base salary, subject to any long term contractual obligations, based upon an evaluation of the executive's level of responsibility and individual performance, considered in light of competitive pay practices.

Performance-Based Cash Compensation

The Compensation Committee believes that a significant portion of the total cash compensation for its executive officers should be based upon the Company's achievement of specific performance criteria and the Compensation Committee's subjective evaluation of each executive's perceived responsibility for the Company's performance. Cash bonuses are strictly discretionary on the part of the Compensation Committee. However, the Compensation Committee recognizes that the purpose of cash bonuses is to motivate and reward eligible employees for good performance by making a portion of their cash compensation dependent on overall corporate profitability.

At the beginning of each fiscal year, the Board of Directors establishes a business plan and budget for the Company which contains specific performance goals. At the end of each fiscal year, the Compensation Committee determines the propriety of awarding cash bonuses. Such determination takes into account the Company's performance and the operating results for the year, industry trends, the impact of strategic planning and the achievement of personal performance goals of each executive. The Compensation Committee also takes into account each executive's efforts in positioning the Company for future growth, even if initial efforts do not immediately result in a positive impact on the Company's financial condition.

Stock Options and Restricted Stock Awards

Stock options and restricted stock awards are granted by the Company to aid in the hiring or retention of employees and to align the interests of the employees with those of the shareholders. Stock options and stock ownership directly link a portion of an employee's compensation to the interests of shareholders by providing an incentive to maximize shareholder value. Stock options have value only if the price of the Company's stock increases above the fair market value on the grant date and the employee remains in the Company's employ until the stock options become exercisable.

The Company has an Employee Stock Option Plan (the "Employee Plan") for executive officers and other employees. The Employee Plan is generally used for making grants to executive officers and other employees as part of the Company's performance review. Stock option grants may be made to executive officers upon initial employment, upon promotion to a new, higher level position that entails increased responsibility, in connection with the execution of a new employment agreement or as further incentive to such executive officers. Annual stock option grants for executives are a key element of a market competitive total compensation package. In determining the number of stock options to be granted, the Compensation Committee receives recommendations from management and then reviews the current option holdings of the executive officers; their positions and length of service with the Company and subjective criteria on performance. It then determines the number of options to be granted based upon the principle of rewarding performance and providing continuing incentives to contribute to stockholder value. Using these guidelines, the Compensation Committee granted options in 2004 to its executive officers. Stock options under the Employee Plan are granted at a price equal to the fair market value of the common stock on the date of grant.

Chief Executive Officer Compensation

The Company does not have a designated Chief Executive Officer. However, the similar functions have been designated the responsibility of Howard L. Ehler, Jr., who serves as Executive Vice President, Principal Executive Officer, Chief Operating Officer and Chief Financial Officer, as well as President of Premix-Marbletite Manufacturing Co. and Acrocrete, Inc.. The Compensation Committee's basis for compensation of Mr. Ehler is based on the philosophy discussed above. In recognition of his service and commitment to the past and future success of the Company and to secure his services for the future, the Company entered into an employment agreement in 1993, which automatically renews each year unless either party gives written non-renewal within a specified time set forth in the employment agreement. Mr. Ehler's base salary for calendar year 2004 was $160,000 and has been increased to $170,000 for fiscal year 2005. The employment agreement provides for minimum annual increases reflecting changes in the cost of living. However, the Compensation Committee has the flexibility to increase base salary in excess of the minimum amount stated in the employment agreement, if warranted.

In establishing Mr. Ehler's base salary for 2004, the Compensation Committee reviewed salaries of chief executive officers of comparable companies within its industry, as well as other industries, and Mr. Ehler's responsibilities within the Company. Factors taken into consideration included a subjective evaluation of Mr. Ehler's performance, changes in the cost of living, competitors'= size and performance and the Company's achievements.

Mr. Ehler's employment agreement provides for the right to earn annual cash bonuses determined in the sole discretion of the Company's Board of Directors. Such bonus awards are based upon incentive bonus criteria established by the Compensation Committee in each fiscal year in its discretion. Mr. Ehler received a cash bonus for 2004 in the amount of $80,000.

In 2004, the Compensation Committee awarded Mr. Ehler options to purchase 11,250 shares of common stock pursuant to the Company's Employee Stock Option Plan. These options vested 100% at the end of six months and are fully exercisable for the balance of their term. The exercise price of the options was the fair market value of the underlying common stock on the date of grant. All such options expire at the end of five (5) years following the date of grant, if not exercised.

In addition, in recognition of Mr. Ehler's service with the Company for over thirty (30) years, the Compensation Committee is establishing a deferred compensation arrangement for certain individuals, including Mr. Ehler. Pursuant to the deferred compensation arrangement, Mr. Ehler is eligible to receive $30,000 per year for a period of five (5) years beginning in fiscal 2004. See "Deferred Compensation Arrangement" under "Executive Compensation" below for a more complete description of the deferred compensation arrangement.

Executive Severance Packages

In response to the increase in merger and acquisition activities in recent years within the industry and to provide the Company's principal executive officer with further incentive to remain with the Company, the Compensation Committee in 1993 granted Mr. Ehler an executive severance package protecting him in the event of change of control of the Company. The severance package is contained in Mr. Ehler's employment agreement. The severance package for Mr. Ehler is described in "Summary Compensation" below. The severance package is reviewed annually to determine if it is in the best interest of the Company to make any modifications. The Compensation Committee determined the severance package is fair to the Company and Mr. Ehler.

Impact of Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to publicly-held corporations for compensation in excess of $1,000,000 paid for any fiscal year to the Company's Chief Executive Officer and the four (4) other most highly compensated officers. However, the statute exempts qualifying performance-based compensation from the deduction limit if certain requirements are met. The policy of the Compensation Committee is to structure the compensation of the Company's executive officers to avoid the loss of the deductibility of any compensation, even though Section 162(m) does not preclude the payment of compensation in excess of $1,000,000. Notwithstanding, the Compensation Committee reserves the authority to award non-deductible compensation in circumstances as it deems appropriate. The Company believes that Section 162(m) will not have any effect on the deductibility of the compensation of any executive officer for 2004.

Respectfully submitted,

Compensation Committee

Lisa M. Brock, Chairman
S. Daniel Ponce
Morton L. Weinberger

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the compensation earned by, and paid to, the Company's Chief Executive Officer and each other executive officer who had total annual salary and bonus in excess of $100,000 for any calendar year during the three fiscal years in the period ended December 31, 2004 (the "Named Executive Officers").

Name and Principal position	Year	Salary	Bonus(2)	Other annual compensation	Long term Compensation Securities underlying Options/SARs(3)	All Other Compensation(4)
Howard L. Ehler, Jr.	2004	$160,000	$80,000	—	11,250	$39,947(5)
Principal Executive	2003	155,000	40,000	—	—	2,596
Officer, Executive Vice	2002	155,000	32,500	—	5,000	2,663
President and/Chief Financial Officer						
Stephen C. Brown(1)	2004	$ 85,973	$25,000	—	12,500	—
President of Just-Rite Supply, Inc. and Vice President of Premix and Acrocrete						

_____

(1) Mr. Brown joined the Company on June 1, 2004.

(2) Bonuses shown were earned in the year indicated even though actually paid in a subsequent year.

(3) Stock options are granted under the terms and provisions of the 1999 Employee Stock Option Plan. The number of shares underlying stock options has been adjusted for a one-for-four reverse stock split effective March 23, 2005.

(4) The Company provides the Named Executive Officers with group life, health, medical and other non-cash benefits generally offered to all salaried employees which is not included in this column pursuant to SEC rules. The amounts shown in this column includes matching contributions under our 401(k) Plan.

(5) Includes debt cancellation of $6,513, as well as $30,000 in deferred compensation payable pursuant to a deferred compensation arrangements being established as described in "Deferred Compensation Arrangement" below.

Options Granted in Last Fiscal Year

The following table sets forth information concerning grants of stock options to the Named Executive Officers for the year ended December 31, 2004. All share numbers and per share prices have been adjusted for a one for four reverse stock split effective March 23, 2005.

Name	Number of Securities Underlying Granted(#)(1)	% of Total Options Granted to Employees in Fiscal Year (3)		Exercise Price ($/Share)(2)	Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term($)(3) 5%	10%
Howard L. Ehler, Jr.	5,000	9.2	%	$ 1.24	3/19/09	$ 1,700	$ 3,800
	6,250	11.5	%	2.88	7/29/09	5,000	11,000
Stephen C. Brown	12,500	23.0	%	$ 2.88	7/29/09	$ 10,000	$ 22,000

_____

(1) Options were granted pursuant to the terms and conditions of the Company's 1999 Employee Stock Option Plan ("Employee Plan").

(2) The exercise price per share was equal to the fair market value of the Company's common stock at the date of grant.

(3) The amounts disclosed in the columns which notes appreciation of the common stock at the 5% and 10% rates dictated by the Securities and Exchange Commission, are not intended to be a forecast of the actual value of the common stock price and are not necessarily indicative of the actual value which my be realized by the Named Executive Officer or any stockholders. As of December 31, 2004, the market price of the common stock was $6.24 per share.

Aggregated Option Exercises in Fiscal 2004 and Fiscal Year End Option Values

The following table sets forth certain aggregated option information for each Named Executive Officer in the Summary Compensation Table for the year ended December 31, 2004. All shares and per share prices have been adjusted for a one of four reverse stock split effective March 23, 2005:

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options(#)(1)		Value of Unexercised In-The-Money Options(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Howard L. Ehler, Jr.	5,000	$19,800	17,500	6,250	$88,900	$21,000
Stephen C. Brown	—	—	—	12,500	—	$42,000

_____

(1) The number of shares has been adjusted for a one for four reverse stock split effective March 23, 2005.

(2) In accordance with SEC rules, values are calculated by subtracting the exercise price from the fair market value of the underlying common stock. The option exercise prices range from $.80 to $2.88 per share. At December 31, 2004, the fair market value of the Company's common stock was $6.24 per share, the average of the closing bid and asked price of the common stock as reported on the OTC Bulletin Board adjusted for a one of four reverse stock split effective March 23, 2005.

Employment Agreements

The Company is a party to a one year renewable employment agreement with Howard L. Ehler, Jr. Mr. Ehler serves as the Company's Executive Vice President, Principal Executive Officer, Chief Operating Officer and Chief Financial Officer at a current base salary of $170,000. Mr. Ehler's employment agreement provides for automatic renewal for additional one year periods on July 1st of each year, unless the Company or Mr. Ehler notifies the other party of such party's intent not to renew at least 90 days prior to each June 30 of the initial term and any extended term thereafter. Mr. Ehler receives the use of a company car, as well as certain other benefits, such as health and disability insurance. Mr. Ehler is also entitled to receive incentive compensation based upon individual and Company performance criteria developed by the Compensation Committee from time to time.

Prior to a Change in Control (as defined in Mr. Ehler's employment agreement), the Company has the right to terminate the employment agreement, without cause, at any time upon thirty days written notice, provided the Company pays to Mr. Ehler a severance payment equivalent to 50% of his then current annual base salary. Mr. Ehler has agreed not to disclose information and not to compete with the Company during his term of employment and, in certain cases, for a two (2) year period following his termination.

In the event of a Change in Control, the employment agreement is automatically extended to a three year period. Thereafter, Mr. Ehler would be entitled to terminate his employment with the Company for any reason at any time. In the event Mr. Ehler so terminates employment, Mr. Ehler would be entitled to receive the lesser of (i) a lump sum equal to the base salary payments and all other compensation and benefits Mr. Ehler would have received had the employment agreement continued for the full term; or (ii) three times Mr. Ehler's base salary then in effect on the effective date of termination. Mr. Ehler would also be entitled to such severance in the event the Company terminates the Executive without cause after a Change of Control.

Deferred Compensation Arrangement

The Company is establishing a deferred compensation plan (the "Deferred Plan"). The eligible persons under the Deferred Plan are S. Daniel Ponce, the Company's Chairman of the Board, Howard L. Ehler, Jr., the Company Executive Vice President and such other executive officers of the Company as the Compensation Committee shall designate from time to time.

Pursuant to the Deferred Plan, the Company has agreed to make non-discretionary contributions of $30,000 per year for each of Mr. Ponce and Mr. Ehler for a period of five (5) years commencing with fiscal 2004, so long as each individual is a director or employee, as the case may, be as of the end of each year. The Company may also make additional discretionary contributions for the benefit of Mr. Ponce, Mr. Ehler or such other participants.

The contributions to the Deferred Plan will be fully vested at the times of such contributions. Participants will be given the ability to elect certain investment vehicles for the contributions, such as mutual funds. In general, a participant's account would be distributed on the earlier of the fourth anniversary of the date on which such participant commenced participation in the Deferred Plan or the first day of the month immediately following the participant's termination of employment; provided however, Mr. Ponce and Mr. Ehler would not be entitled to receive distribution on account of their termination other than for reasons of death or disability until six months following such termination. Each participant has the right to further defer payment under certain circumstances; provided however, distributions would be made to participants in the form of a lump sum payment or at the election of the participant in monthly installments of no less than 24 months and no more than 60 months. The Deferred Plan is administered by the Compensation Committee.

Stock Option Plans

The Company has two stock option plans, the 1999 Employee Stock Option Plan and the Director's Stock Option Plan (collectively, the "1999 Plans"). The 1999 Plans provide for options to be granted at generally no less than the fair market value of the Company's stock at the grant date. The 1999 Plans are administered by the Company's Compensation and Stock Option Committee. Options granted under the 1999 Plans have a term up to 10 years and are exercisable six months from the grant date. A total of 225,000 and 100,000 shares are presently reserved for issuance under the Employee and Director Plans. As of December 31, 2004, there were outstanding options to purchase 88,000 and 65,000 shares under the Employee and Director Plans, respectively. The exercise prices for the outstanding options range from $.72 to $5.80 per share. All options expire five (5) years from the date of grant and are fully vested.


EQUITY COMPENSATION PLANS


Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted Average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	153,000	$1.64	102,000
Total	153,000	$1.64	102,000

(1) These plans are the Company's Director's Stock Option Plan and the 1999 Employee Stock Option Plan (collectively, the "1999 Plans").

(2) The number of shares and per share prices have been adjusted for a one-for-four reverse stock split effective March 23, 2005.


CERTAIN TRANSACTIONS


The law firm of Legon, Ponce & Fodiman, P.A. of which Mr. Ponce, the Company's Chairman of the Board is a shareholder and Mr. Wallace is of counsel, served as general counsel to the Company. The law firm received $198,000 in 2004 for legal services rendered to the Company and its subsidiaries. Such fees were primarily for services rendered by members and associates of the law firm other than Messrs. Ponce and Wallace.

The following graph compares the cumulative total stockholder return of the Company's common stock from January 1, 2000 to December 31, 2004 with (a) the Russell 2000 Stock Index; and (b) a Peer Group Index. The graph assumes that $100 was invested on January 1, 2000 in the Company's common stock, the Russell 2000 Stock Index and the Peer Group Index and that all dividends were reinvested. The Peer Group Index on the graph includes the common stock of thirty five (35) publicly traded companies in the building materials industry.



COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
AMONG IMPERIAL INDUSTRIES, INC.,
RUSSELL 2000 INDEX AND PEER GROUP INDEX

	1999	2000	2001	2002	2003	2004
Imperial Industries	100.00	61.29	29.03	24.19	51.61	251.61
Peer Group Index	100.00	102.08	111.62	108.34	146.73	181.36
Russell 2000 Index	100.00	95.68	96.66	75.80	110.19	129.47

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The firm of PricewaterhouseCoopers, LLP has served as the Company's independent auditors for the years ended December 31, 2002, 2003 and 2004. Although the Board of Directors has not yet selected a firm to serve as auditors for the year ended December 31, 2005, it is expected that PricewaterhouseCoopers, LLP will be retained by the Company for such audit. Representatives of PricewaterhouseCoopers, LLP are expected to be present at the Annual Meeting and will be afforded the opportunity to make a statement, if they desire, and to respond to appropriate questions.

Fees to Independent Certified Public Accountants

The following table presents fees for professional services rendered by PricewaterhouseCoopers, LLP for the audit of the Company's annual financial statements for the fiscal years ended December 31, 2003 and 2004, together with fees billed for audit related services, tax services and all other services rendered by PricewaterhouseCoopers, LLP for such fiscal years.

	Fees	
	2004	**2003**
Audit fees(1)	$88,000	$84,850
Audit Related Fees(2)	—	—
Tax Fees(3)	$31,682	$10,250
All other Services	—	—

_____

(1) Includes professional services for the audit of the Company's annual financial statements, reviews of the financial statements included in the Company's Form 10-Q filings, services that are normally provided by the Company's independent auditor in connection with statutory and regulatory filings or engagements and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the SEC.

(2) Includes fees associated with assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. This category includes fees related to assistance in financial due diligence related to mergers and acquisitions and consultation regarding generally accepted accounting principles.

(3) Includes fees associated with tax compliance, tax advice and domestic tax planning. This category includes fees relating to tax planning on mergers and acquisitions, restructurings and other services related to tax disclosure and filing requirements.

The Audit Committee has adopted procedures for pre-approving all audit and permissible non-audit services provided by the independent auditor. The Audit Committee may either pre-approve such services based on the amount of fees associated with such services without consideration of specific case-by-case services ("general approval") or pre-approve specific services ("specific pre-approval"). Unless a type of service to be provided by the independent auditor has received general pre-approval, it will require specific pre-approval by the Audit Committee. For both types of pre-approval, the Audit Committee considers whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee also considers whether the independent auditor is best positioned to provide the most effective and efficient services, for reasons such as familiarity with the Company's business, people, culture, accounting systems, risk profile and whether the services enhance the Company's ability to manage or control risks and improve audit quality.

The Audit Committee has considered whether the provision of non-audit services to the Company by PricewaterhouseCoopers LLP was compatible with maintaining the independence of PricewaterhouseCoopers LLP. Additional information concerning the Audit Committee and its activities with PricewaterhouseCoopers, LLP. can be found in the sections of the proxy statement: "Committees of the Board," and "Report of the Audit Committee."

CODE OF ETHICS

The Company has adopted a code of ethics that applies to all of its employees, officers and directors, including the Principal Executive Officer and Chief Financial Officer. The code of ethics, which is included as part of the Imperial Industries, Inc. Code of Business Conduct, is posted on the Company's website, www.imperialindustries.com. The Company intends to satisfy the disclosure requirements under item 10 of Form 8-K regarding an amendment to or waiver from application of the code of ethics provisions of the Code of Business Conduct that applies to the Principal Executive Officer or the Chief Financial Officer by posting such information on its website www.imperialindustries.com.

OTHER MATTERS

Management is not aware of any other matters which may come before the Annual Meeting and which require the vote of stockholders in addition to those matters indicated in the notice of meeting and this Proxy Statement. If any other matter calling for stockholder action should properly come before the Annual Meeting or any adjournment thereof, those persons named as proxies in the enclosed proxy will vote in accordance with their best judgment.

STOCKHOLDER PROPOSALS

Stockholders who wish a proposal to be included in the Company's proxy statement and form of proxy relating to the 2006 annual meeting must be received by the Company no later than January 21, 2006 for inclusion in the Company's proxy statement related to the 2006 annual meeting. Such notice must include (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such stockholder, (iii) the number of shares of common stock of the Company which are owned beneficially of record by such stockholder, (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business and (v) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring valid business before the meeting.

ANNUAL REPORT

A copy of the Company's 2004 Annual Report, including audited financial statements as of December 31, 2002, 2003 and 2004 and for each of the three (3) years in the period ending December 31, 2004 are being mailed to all stockholders. Copies of the Annual Report on Form 10-K for the Fiscal Year ended December 31, 2004 as filed with the Securities and Exchange Commission may be obtained by writing to Corporate Secretary, 1259 Northwest 21st Street, Pompano Beach, Florida 33069
.

IMPERIAL INDUSTRIES, INC.
PROXY
THIS PROXY IS BEING SOLICITED BY THE BOARD OF DIRECTORS FOR THE
ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 23, 2005

The undersigned hereby appoints S. Daniel Ponce and Howard L. Ehler, Jr., or either of them, as proxies, with full individual power of substitution to represent the undersigned and to vote all shares of Common Stock of the Company which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company to be held at the at the law offices of Legon, Ponce & Fodiman, P. A., 1111 Brickell Avenue, Suite 2150, Miami, Florida, at 10:00 A.M., local time, on May 23, 2005, and any and all adjournments thereof, in the manner on the reverse side.

(continued on other side)

THIS PROXY, WHEN PROPERLY EXECUTED, SHALL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED FOR THE NOMINEES FOR EACH CLASS I DIRECTOR. Should any other matter requiring a vote of the stockholders arise, the persons named in the Proxy or their substitutes shall vote in accordance with their best judgment in the interest of the Company. The Board of Directors is not aware of any matter which is to be presented for action at the meeting other than the matters set forth herein.

PLEASE MARK YOU VOTES LIKE THIS ☒

1.   Election of Class I Directors

Nominees:	FOR	WITHHELD
Howard L. Ehler, Jr.	☐	☐
Nadine Gramling	☐	☐

Signature _____   Signature _____   Dated: _____, 2005

Please sign the Proxy exactly as name appears. When shares are held by joint tenants, both should sign. Executors, administrators, trustees or otherwise signing in a representative capacity should indicate the capacity in which signed.
PLEASE VOTE, SIGN, DATE, AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.